625


05009942

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Apasco

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 26 2005
THOMSON FINANCIAL B

FILE NO. 82- 3103 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 7/26/05

ANNUAL REPORT 2001

82-3103



RECEIVED
2002
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ARLS
12-31-01

Trust and Commitment



APASCO

Apasco, trust and commitment

During 2001, Apasco Group continued implementing actions that show a firm commitment toward its clients, employees, investors, and society. This has allowed the company to move forward with confidence, consolidating its competitiveness.

Contents

KEY FIGURES

APASCO, S.A. DE C.V.

Millions of pesos as of December 31, 2001

	2000	2001
NET SALES	9,595.8	**9,115.4**
OPERATING PROFIT	3,184.7	**2,413.1**
EBITDA*	3,958.4	**3,164.5**
NET PROFIT	2,180.9	**1,785.5**
TOTAL ASSETS	16,011.4	**16,991.2**
TOTAL LIABILITIES	6,537.8	**7,006.1**
STOCKHOLDERS' EQUITY	9,473.6	**9,985.1**
FINANCIAL DEBT / EBITDA*	0.5	**0.9**
EBITDA* / INTEREST PAID	20.7	**15.1**
NET PROFIT PER SHARE (constant pesos per share)	8.59	**7.24**
DIVIDEND PER SHARE (historical pesos per share)	2.10	**3.00**

* Earnings before interest, taxes, depreciation and amortization.
Exchange rate P$9.1695 = U.S. $1.00 published December 31, 2001.




REPORT OF THE BOARD OF DIRECTORS

To our Shareholders:

On behalf of the Board of Directors, we are pleased to present Apasco, S. A. de C. V.'s operations and results for the period ended December 31, 2001. The Consolidated Financial Statements of the company, as of that date are also part of this report.

The year 2001 presented a difficult economic environment on the international scene, with repercussions for Mexico in the domestic sphere. In order to face this scenario opportunely, Apasco strengthened all its strategic lines, focusing on customer service and cost optimization, thereby consolidating its long-term competitive position.

In terms of the Mexican economy, the gross domestic product did not grow during the year. Nevertheless, there were positive indicators: inflation dropped to 4.4%, the exchange rate remained stable, closing at 9.17 pesos per dollar on December 31, and interest rates showed a significant decline compared to 2000.

The construction industry GDP, in particular, fell 4.5%. Domestic cement demand dropped to 28 million metric tons, 6% lower than in 2000. National consumption of ready-mixed concrete grew 8%, compared to the previous year, rising to 12 million cubic meters.

Regarding the company's results, its domestic cement sales volume was 6.4 million tons, a 6.5% drop compared to the year 2000. Cement and clinker export volume was not significant, given the oversupply in the international markets.

Ready-mixed concrete sales volume was 2.8 million cubic meters in 2001, a 2.7% increase compared to 2000. Apasco's cement and ready-mixed concrete market share in 2001 remained at levels similar to those of the previous year.

Apasco's consolidated net sales were 9,115 million pesos, a 5% reduction, in real terms, compared to 2000. Apasco's operating income was 2,413 million pesos, 24% below the previous year's figure, due mainly to lower cement sales volumes and a slight drop in prices, in real terms. Net income during the year was 1,785 million pesos, 18% lower, compared to 2000.

During 2001, Apasco Group focused on improving customer service and optimizing costs, consolidating its long-term competitive position

Earnings per share, in 2001, were 7.24 pesos. Apasco paid out cash dividends equivalent to 3.00 pesos per share before taxes, a total of 746.7 million pesos. During the year, the company's stock repurchase program continued, in the amount of 355.2 million pesos, equivalent to 8.1 million shares. At the end of fiscal year, there was a total of 241,920,000 shares outstanding.

Apasco's solid financial position has allowed it to continue posting healthy financial indicators, a remarkable achievement given the economic environment prevailing in 2001. This financial strength was recognized by the international markets when Apasco was granted a US$143 million syndicated loan, in very favorable terms.

During this period, Apasco reinforced its actions focused on strengthening the marketing of its products and services, to better serve its clients and offer them comprehensive solutions. As part of



this strategy, particularly significant were: the consolidation of its distributor network, the improvement of its logistics efficiency and distribution operations, the opening of new ready-mixed concrete production plants, and the development of new products.

Several actions were taken to enhance the Group's operating efficiency. Progress was made in the construction of the second cement-production line at the Ramos Arizpe plant, to begin operations in the first half of 2002, as scheduled. In addition, the optimization and diversification of energy supply sources continued in the cement plants.

As part of its goal of sustainable development, throughout 2001, Apasco consolidated its commitment to preserve and protect the environment and bolster social development, both inside and outside the company.

Given the market potential and the operating and administrative synergies that can be achieved, Central America offers attractive opportunities.

As reported in 2000, Apasco and Holcim Ltd. —formerly Holderbank Financière Glaris Ltd.— integrated their holdings in the region in Holcemca B.V. In addition to its equity share in companies in Costa Rica, El Salvador, Honduras, Guatemala, and Nicaragua, in 2001, Holcemca acquired a stake in the Panamanian cement company Corporacion Incem. In general terms, the annual results of the Central American companies were satisfactory.

It should be noted that the support and specialized consulting services received from Holcim were key factors in Apasco's positive operations and results. The actions undertaken during the year helped the Group to move forward confidently and continue to carry out its activities with a clear commitment to its customers and shareholders. The participation of all its staff and employees was of great importance in achieving these results and consolidating a solid position in the years to come, so with this Report, the Board of Directors wishes to express its gratitude to all of them.

We would also like to thank our clients and suppliers for their support and loyalty, as well as you, our shareholders, for the trust you have once again bestowed on us in 2001.



EMILIO CARRILLO GAMBOA
Chairman of the Board



PIERRE A. FROIDEVAUX CHAVAN
President and CEO


CEMENTOS
APASCO
CEMENTOS
APASCO
CEMENTOS


APASCO

CUSTOMER SERVICE

In 2001, Apasco's commitment to its clients continued, providing greater availability and quality of products and services.

For Apasco Group, providing the best products and services where the consumer needs them is a prime factor, which strengthens customer preference for the company. This is achieved through a professional, committed team of employees, a solid distribution network, and close communication. Within this framework, during 2001 important actions were taken in Apasco's marketing and retailing efforts.

The work undertaken by Apasco's network of distributors is essential, since it is through this network that the company's products reach the different consumers. In 2001, efforts were focused on strengthening the business-to-business relationship and on providing support in marketing activities. This was done by bolstering Apasco's brand value, enhancing the company's retail image at points of sale and reinforcing advertising campaigns.

Working as a team with its distributors, Apasco's relationship with the final consumer was strengthened through various activities, such as getting acquainted with construction workers through the *Apasco Visita tu Obra* (Apasco Visits your Construction Site) program. Thus, the Company improved its nationwide coverage and optimized customer service.

In 2001, logistics and distribution, which guarantee that Apasco's products reach all places where they


CEMENTOS
APASCO
LA CIUDAD
CASA DE MATERIALES
LA CIUDAD
APASCO

The distributor network, a key element of the Apasco team.


CEMENTOS
APASCO
TERMINAL MARITIMA
GUAYMAS

The Guaymas maritime terminal optimizes Apasco's products distribution.

are needed, were substantially improved. One of the actions undertaken in this regard, was the beginning of operations of the maritime terminal in Guaymas, Sonora, which allows the company to optimize the distribution of cement and mortar in the area.

In the ready-mixed concrete activity, the capacity and flexibility to be where needed is a key factor in generating business opportunities and consumer value. This is why Apasco continued the startup of new ready-mixed concrete production plants in different regions throughout the country. At the end of the year, 96 ready-mixed concrete plants were operating nationwide.

New seaport terminal in Guaymas to better meet the market needs of northwestern Mexico

Its commitment to excellence is a prime value for the Apasco team since it strengthens client confidence in the company. For some time, the Group's Quality Assurance System has backed the high standards that are maintained at all levels of the company. In this sense, 2001 marked a new


CONCRETOS
APASCO
CONCRETOS
APASCO
APASCO
CONCRETOS
APASCO
CONCRETOS
APASCO

A growing number of Apasco ready-mixed concrete plants have received ISO 9001 certification.

phase in Apasco's commitment to quality, with ISO 9001 certification of additional ready-mixed concrete plants.

In an effort to meet other needs in specialized construction areas, in 2001 the company continued developing new ready-mixed concrete products. Among the new products were self-compacting concrete, designed especially for narrow, densely assembled elements; cellular concrete, used in "assembly-line" housing construction; and marine concrete, for building projects with exposure to the sea.

In addition, pumping services, technical support, and technological research and development were expanded. The company moved forward, confident in its state-of-the-art technology and infrastructure and a team of highly skilled, experienced employees. Thus, Apasco continues to offer overall solutions to its customers in each construction project, regardless of size and complexity.

New ready-mixed concrete products that meet specialized needs

For several years, Apasco has distinguished itself as a committed promoter of low-income housing in Mexico. In 2001, the company continued activities focused on providing support to self-construction projects, developers, and public and private housing development companies.

With this in mind, progressive and organized self-building projects were promoted through the *Mi Casa es Posible* (My House is Possible) and the *Fraccionamientos Mi Casa* programs (My House Housing Developments). At the same time, the company worked closely with low-income housing developers, designing products and specialized services, in line with the most innovative construction techniques.

Apasco continued to promote the construction of low-income housing in Mexico

Apasco has maintained close contact with government housing agencies to promote and improve construction and housing quality. In 2001, Apasco signed a collaboration agreement with the Ministry of Social Development. This enabled the Group to



Apasco supports large-scale low-income housing construction.


APASCO.
CEMENTOS
APASCO.
CEMENTOS
APASCO.
CEMENTOS
APASCO

Apasco develops tools that enhance its business relationships with distributors, clients, and suppliers.

participate actively in the Concrete Floor program in poverty-stricken communities in the states of Aguascalientes, Coahuila, and San Luis Potosi.

The use of the Internet in the Group's business activities is another important aspect. This continued in 2001 with DirectA, a tool that allows distributors, clients, and suppliers to operate more efficiently.

Among other projects, during the year, Apasco began the implementation of a new technological platform for e-business applications, which seeks to merge the three spheres of the company's operations—clients, distributors, and suppliers—in a single system, speed up response times, and provide on-line assistance from any computer screen. These actions are part of an electronic integration strategy involving the entire value chain to build optimum, productive, long-term relationships.

The Group's Internet page www.apasco.com.mx was redesigned with the aim of providing marketing information on Apasco, offering a reliable, farreaching communication tool, and providing an instrument to create and capitalize on business opportunities.

The Service Culture program, which the company has been conducting for several years, seeks to promote a firm commitment to service among Apasco's entire staff and workforce, and change the traditional focus on negotiation to one based on creating value.

In a highly competitive environment, Apasco continued implementing actions aimed at enhancing customer satisfaction and preference

In 2001, progress was made on two levels: in terms of employees, the company evaluated its internal service culture indicators, organized training workshops, readings and conferences, and increased communication and advertising programs. At the same time, a program for customers was designed, called *Voz del Cliente (The client's voice)*, which gathers continuous, direct feedback from customers through a Telephone Service Center, equipped with a 01-800 line, and a customer loyalty program was developed.

The consolidation of all these actions confirms Apasco Group's long-term vision and the commitment of its team to work with professionalism, enthusiasm, and dedication.



The Apasco team provides services focused on creating value.



COMPREHENSIVE PERSONNEL DEVELOPMENT

The professionalism, commitment, and dedication of more than 3,000 employees are the basis for Apasco's success, and provide support for the Group's confidence in the future.


GRUPO APASCO
CENTRO TECNOLOGICO DEL CONCRET



The Apasco team creates value in all of its activities

The professional, social, and personal training of every employee contributes toward improving performance, productivity, and efficiency in all activities each one is engaged in. Throughout 2001, Apasco continued personnel training and development programs at all levels of the organization.

At the operational level, training programs for ready-mixed concrete truck operators were intensified, focused on covering service skills, safety, technical knowledge, operation, and maintenance tasks.

At the middle-management level, new programs were implemented, which included decision-making, high-performance teams, project management and leadership, as well as technical programs on information systems. The Sales Executives Certification program was launched and promotion of the Service Culture program continued.

To ensure its sustainable competitiveness, Apasco, together with union representatives, continued labor modernization based on increasing productivity and efficiency through greater flexibility and mobility, a constant commitment to training and service-oriented operations, and a compensation system tied to these factors.

Fluid, open and efficient communication within the company is essential in attaining optimum employee performance and in joining efforts toward the achievement of common goals. For the second consecutive year, Apasco received recognition from the Mexican Association of Organizational Communicators for the programs and actions that have been taken on this issue.

At Apasco, safety involves a process of continuous improvement that is based on a safe working environment and in the care and attention to detail shown by each employee in his work. As a result, in 2001, the company's cement plants received various awards recognizing their achievement in this field. A highlight was the National Safety and Hygiene Award granted to the Apaxco plant.

Moreover, in collaboration with the Labor Ministry, Apasco's six cement plants signed a self-management agreement to receive certification as "Safe Company." With these and other actions, Apasco seeks to achieve and maintain a zero workplace-related accident and illness index, as well as to create awareness regarding health issues.

Apasco emphasizes the professional, social, and personal development of its team



Safety in the workplace is a priority for the company.





EFFICIENCY

The continuous improvement of all the company's processes, the optimization of resources and the use of state-of-the-art technology are proof of Apasco's commitment to efficiency, and guarantee its long-term competitiveness.

The ongoing optimization of resources and processes is a key factor in ensuring long-term competitiveness. This is why, in all its production units and in its marketing and administrative activities, the company is constantly engaged in actions and programs focused on improving efficiency and productivity.

Apasco took steps to ensure the long-term supply of petcoke and electricity

Energy is one of the inputs with a substantial impact on the cost of cement production. In 2001, different measures were taken to optimize the use of energy and diversify the supply source.

The replacement of fuel oil with petcoke, a lower-cost energy product, continued in the Orizaba and Tecoman cement plants. The use of petcoke in the Group represented 34% of the Company's overall fuel-consumption costs in 2001, a slight increase over 2000. This percentage will grow further with the startup, in 2002, of equipment to replace fuel oil with petcoke at the cement plant in Ramos Arizpe.



The use of petcoke reduces energy costs in cement production.

To ensure the supply of petcoke under favorable and competitive conditions, in January 2001 the Company signed a 20-year purchase-sale agreement with PEMEX. With this agreement, to take effect in 2002, the Group will reduce the energy cost for its cement-manufacturing process.

Through residue co-processing, Apasco reduced its nonrenewable fossil-fuel consumption by 5%

Another step taken to optimize the use and cost of energy was the increase in the co-processing of some industrial residues. With this process, the heating power contained in these materials is recovered, diminishing the consumption of nonrenewable fossil fuel, thus offering an effective and environmentally safe solution to the problem of waste disposal in the country. During the course of the year, major advances were made by replacing more than 5% of traditional fuel products.

Measures were also taken to reduce the cost of electric power through the diversification and assurance of supply sources. Apasco is participating as a client-consumer in two private cogeneration projects through long-term contracts signed with Tractebel of Belgium and Iberdrola of Spain, under a self-supply framework. Both projects, "Tractebel Monterrey" and "Dulces Nombres", are in the building stage in the state of Nuevo Leon, and when launched (startup is scheduled for the third quarter of 2002 and the first quarter of 2003, respectively), will provide part of the electricity requirements for four of the Group's cement plants. With these initiatives, Apasco is also contributing toward increasing the supply of electricity in Mexico.

In the period covered by this report, the company continued the construction of a new cement production line and facilities for the use of petcoke in the Ramos Arizpe plant. Substantial progress was made in this project during the year, which will allow the plant to double its annual production capacity to 2.5 million tons and begin operations in the first half of 2002, contributing, in the process, toward making the company, even more efficient.

Construction of the second cement production line at the Ramos Arizpe plant made significant progress



The second production line at the Ramos Arizpe plant is scheduled to start up in the first half of 2002.

At the same time, the second packaging, palletizing, and plastic-wrapping line at the Tecoman plant began operations. This system will speed up the shipment of packaged products, at the same time that it will facilitate and assure the supply of cement and mortar to points of sale in the region.

In 2001, the technology and information systems strategic plan involved the continuous improvement of the Company's business processes, bringing services standardization, providing maintenance to Apasco's infrastructure, networks, telecommunications, and security, and training employees in the new technologies.

Within this context, measures were taken to facilitate and enhance the efficiency of the company's operating and administrative processes, such as upgrading the Group's software and hardware, as well as expanding and increasing efficiency of the company's electronic customer services.

Forming a team with an efficient and committed network of suppliers that share goals and are focused on providing service and creating value is an important condition for being the most highly preferred cement company in the market. Therefore, in 2001 actions aimed at strengthening this link were intensified.

The Procure! program was launched. Procure! is a Holcim global program that seeks to automate, integrate, and optimize the procurement process. Through Procure!, suppliers form part of an electronic catalogue of products and services that allows transactions through the Internet, in real time. This brings benefits such as streamlining purchasing procedures and the automation of tasks.

Once again, Apasco acknowledged its most outstanding suppliers during the 2000-2001 period. The companies awarded with this distinction were recognized for having achieved high standards in terms of quality, innovation, service, delivery times, and price, in four categories: continuous improvement, teamwork, the supplier development program, and the Procure! program.

In 2001, efforts continued in the technological upgrading of all areas in the Group



The efficient use of technology optimizes all the business processes.





SUSTAINABLE DEVELOPMENT

Business profitability, environmental performance, and social responsibility are the foundations of Apasco Group's commitment to sustainable development.

For Apasco Group, sustainable development lies in successfully integrating three important goals: achieving long-term business profitability, promoting environmental protection and preservation, and contributing to the well-being of its employees and of the communities where the company operates. Therefore, the company has focused its activities on complying with this principle.

Respect for the environment is a basic value, which Apasco is committed to, and which permeates all areas of the company. During 2001, investments made toward environmental protection activities continued to be of strategic importance to the company. At the Apaxco and Ramos Arizpe cement plants, new equipment began operating that will improve the plants' environmental efficiency.

With such actions, Apasco Group continues at the forefront in the use of cutting-edge technology applied to protect the environment.

As part of this comprehensive environmental protection commitment, in the ready-mixed concrete business, a program was launched to recycle water and aggregates from the concrete-mixing trucks, which will further optimize production. Moreover, ready-mixed concrete plants located in Mexico City voluntarily signed up with the Environmental Audit Program, sponsored by the city government's Environmental Protection Department.

To reduce the consumption of nonrenewable fossil fuels and contribute toward solving the problem of residual waste disposal in Mexico, Apasco provided



The company acquired high technology equipment, which increases the plants' environmental efficiency.



Co-processing is a solution to the problem of residual waste disposal.

a firm impulse toward implementation of the co-processing program. This consists in the environmentally safe incorporation of some industrial waste products into the cement-production process, using the energy contained in these materials, without modifying the quality of the product. This process is feasible due to the high temperatures involved in cement production. As part of this program, Apasco collaborates closely with the Environmental and Natural Resources Ministry. Based on these activities, Apasco, together with Mexico's National Cement Chamber, signed an agreement to promote the use of industrial waste in cement production kilns.

Apasco complies with and surpasses domestic standards and international guidelines in the field of environmental protection

Apasco Group's initiatives in favor of the environment led the Government of the State of Veracruz to grant the State Environment Award in 2001 to the Apasco plant in Orizaba, Veracruz for its role in strengthening ecological awareness and environmental protection in the state.



Apasco contributed to the construction of a school in Guaquitepec, Chiapas.

Apasco's social commitment is focused both internally and externally. Internally, it is expressed in terms of the quality of life that the company provides as a workplace, based on the conviction that the company's human resource team is the key factor sustaining its success; externally, this commitment is related to the Group's interaction with society and is exemplified in the company's support to rural communities and in the development of low-income housing.

Working with the communities neighboring the cement plants to help improve their level and quality of life has been a key concern for the company. This is why 20 years ago, Apasco created the Agricultural and Forestry Training Centers (CECAF), which even today continue to promote social welfare by training and offering consultancy services in the agriculture and forestry resources fields to members of the communities located near the company's cement plants.

As a result of its firm commitment, Apasco received an award as a Socially Responsible Company

As an example of other actions undertaken during 2001, Apasco made a substantial donation of cement for the construction of elementary, middle, and high schools in the town of Guaquitepec, Chiapas. The project involved a team effort with distributors, educational agencies, and members of the community. These schools will follow a model of bicultural, bilingual education, so that when students finish middle school, they will have full use of Spanish without losing their native language, the Tzeltal dialect.

Because of the company's firm commitment and its efforts to promote social development, Apasco received the Best Practices in Corporate Social Responsibility Award in the category of Linkage with the community. In addition, Apasco received special mention as a Socially Responsible Company. Both awards were granted by the Mexican Philanthropy Center.

Another important action in the realm of social responsibility was supporting the National Communication Council (formerly known as the National Advertising Council), in its campaign *Por los Buenos Mexicanos* (For the Good Mexicans), which seeks to bolster civic and ethic values among the population.

Given the current housing deficit in Mexico, for many years Apasco has carried out various programs focused on promoting housing construction among the low-income population sectors. During 2001 Apasco continued supporting self-construction efforts through innovative programs that offer training and advisory services, so that self-constructors can expand their dwellings in an orderly and progressive fashion, in accordance with their particular needs.

At the same time, in the period covered by this report, Apasco collaborated closely with the Social Development Ministry as part of the Concrete Floor program, the objective of which is to provide concrete floors in houses built at ground level, to improve the health and hygienic conditions of different communities that live in extreme poverty. Apasco participated in this program providing concrete, consultancy services, information brochures, and training to the municipal authorities and members of several communities in the states of Aguascalientes, Coahuila, and San Luis Potosi. This program has benefited more than 15,000 families.



Apasco participated in the Concrete Floor program.





PRESENCE IN CENTRAL AMERICA

Using the synergies of the natural markets in Central America, in 2001 Apasco Group, together with Holcim, strengthened its presence in that region.

As reported last year, Apasco and Holcim integrated their equity holdings in cement companies in Central America, through Holcemca B.V., a new shareholding company. Holcim has a 56% stake in the company, with the remaining 44% belonging to Apasco.

Continuing its strategy of consolidating its presence in the Central American markets, in December 2001, Holcemca acquired an equity stake in Corporacion Incem in Panama, a company engaged in the production of cement, ready-mixed concrete, concrete blocks, and concrete products. Corporacion Incem has an annual cement production capacity of approximately 800,000 metric tons.

With this acquisition, Holcemca now has equity holdings in cement companies in Guatemala, Honduras, El Salvador, Costa Rica, Nicaragua, and Panama, with a total annual cement production capacity of more than 7 million metric tons.

During 2001, these companies, jointly, posted satisfactory results based on the stability of the market and on the operating efficiencies implemented.

In Costa Rica, the country's gross domestic product remained unchanged in relation to 2000 and cement demand remained stable. Corporacion Incsa reported a sales volume of 600,000 metric tons of cement, 200,000 cubic meters of ready-



Corporacion Incem's cement plant, in Panama.

mixed concrete, 1.4 million metric tons of aggregates, and more than 400,000 metric tons of concrete products. During the year, the company's distribution network was reinforced and customer support increased to provide help in their operations, administration, and personnel development.

Holcemca, the holding company that integrates the operations of Apasco and Holcim in Central America, acquired an equity stake in a cement company in Panama

In El Salvador, following the devastating effects of the earthquakes in the early part of the year, the economy began to recover, due to the rapid launching of emergency reconstruction programs. The country's gross domestic product grew 2% compared to the previous year and demand for cement increased more than 10%. The sales volume at Cemento de El Salvador was 1.2 million metric tons. During 2001, the company continued consolidating its operations, achieving high efficiency levels. In addition, it took the necessary steps to prepare itself to meet the increasing demand for cement, given the reconstruction programs, which are funded by international institutions.

In Guatemala, the gross domestic product grew 1%, while demand for cement fell 2% mainly due to the absence of government projects. Cementos Progreso's cement sales volume reached 2.0 million metric tons. During the first quarter of the year, a new cement grinding system and facilities to use petcoke started operations, leading to a significant improvement in operating efficiency.

In Honduras, the country's gross domestic product grew 2% compared to the previous year, while cement demand remained at the same levels as in 2000. Cementos del Norte's cement sales volume was 600,000 metric tons in 2001. Production costs and the company's operating efficiency were positively influenced by the new cement grinding system and the automation of the kiln, which began operating at the beginning of the year.

As a whole, the Central American operations, not including the results of Corporacion Incem in Panama, acquired in December 2001, represented earnings of 26 million pesos for Apasco during 2001, in the item corresponding to participation in nonconsolidated subsidiaries.


cobertura de

FINANCIAL STRENGTH

Apasco is committed to maintain a healthy financial position, and creating shareholder value and confidence.


1995

The macroeconomic environment in 2001 led to lower cement sales volumes. This factor, coupled with a slight drop in sales prices, in real terms, contributed to a decline in Apasco's financial results compared to the previous year.

During 2001, Apasco's financial strength was recognized by the international markets

In recognition of the Group's high credit profile and sound business strategy, during the year the international financial markets granted a syndicated loan of US$143 million in very favorable conditions. The five-year loan is at an interest rate of Libor+0.85 for the first three years, Libor+1.00 the fourth year, and Libor+1.15 the last year.

The Group's financial position during the year allowed it to pay out a cash dividend of 3.00 pesos per share, totaling 747 million pesos overall, and representing 36% of the Company's net income of the previous year.

Nevertheless, the Group's profitability remained at very competitive levels and its considerable strength continued to be reflected in its financial indicators at the end of the year. Thus, Apasco's interest coverage was 15 times and its ratio of financial debt to operating cash flow was 0.9 times.

In this context, Standard & Poor's granted Apasco its top grade, mxAAA, given the company's low credit risk.

Standard & Poor's granted Apasco its top grade mxAAA, given the company's low credit risk

FINANCIAL HIGHLIGHTS 1993-2001

INCOME STATEMENT INFORMATION	1993	1994	1995	1996	1997	1998	1999	2000	**2001**
NET SALES Millions of pesos as of December 31, 2001	7,196.3	8,041.0	5,828.4	7,005.8	6,776.9	7,996.9	8,756.1	9,595.8	**9,115.4**
OPERATING PROFIT Millions of pesos as of December 31, 2001	1,729.3	2,062.3	1,037.8	1,874.9	1,269.3	2,284.0	3,000.9	3,184.7	**2,413.1**
NET PROFIT Millions of pesos as of December 31, 2001	1,141.2	824.1	194.8	1,916.6	881.5	1,245.3	1,873.2	2,180.9	**1,785.5**
NET PROFIT PER SHARE (Constant pesos per share)	4.1	3.0	0.7	6.9	3.2	4.7	7.1	8.6	**7.2**
DIVIDEND PER SHARE (Historical pesos per share)	0.3	0.3	0.2	0.4	1.0	1.1	1.3	2.1	**3.0**

BALANCE SHEET INFORMATION	1993	1994	1995	1996	1997	1998	1999	2000	**2001**
TOTAL ASSETS Millions of pesos as of December 31, 2001	13,999.8	17,213.8	18,816.6	17,814.1	15,760.8	16,663.8	16,188.3	16,011.4	**16,991.2**
TOTAL LIABILITIES Millions of pesos as of December 31, 2001	3,922.4	4,419.1	5,871.4	4,469.1	3,472.0	3,984.0	3,748.3	6,537.8	**7,006.1**
STOCKHOLDERS' EQUITY Millions of pesos as of December 31, 2001	10,077.4	12,794.7	12,945.2	13,345.0	12,288.8	12,679.8	12,440.0	9,473.6	**9,985.1**

ADDITIONAL FINANCIAL HIGHLIGHTS	1993	1994	1995	1996	1997	1998	1999	2000	**2001**
EBITDA* Millions of pesos as of December 31, 2001	2,390.3	2,818.4	1,732.7	2,615.8	2,006.0	3,118.4	3,820.9	3,958.4	**3,164.5**
FINANCIAL DEBT / EBITDA*	1.2	1.2	2.8	1.4	1.4	1.0	0.6	0.5	**0.9**
EBITDA* / INTEREST PAID	7.5	10.0	5.3	6.8	6.9	11.4	17.1	20.7	**15.1**

* Earnings before interest, taxes, depreciation and amortization.
Exchange rate P$9.1695 = U.S. $1.00 published December 31, 2001.

SELECTED INDICATORS



24.4
26.2
27.5
29.9
28.3
97
98
99
00
01

DOMESTIC CEMENT CONSUMPTION

Millions of Metric Tons



8.3
9.3
9.8
11.0
11.9
97
98
99
00
01

DOMESTIC READY-MIXED CONCRETE CONSUMPTION

Millions of m^3



6.9
6.7
6.6
6.9
6.4
1.2
0.7
0.4
0.1
5.7
6.0
6.2
6.8
6.4
97
98
99
00
01

TOTAL CEMENT SALES VOLUME

Millions of Metric Tons

Domestic Exports



2,106
2,375
2,450
2,764
2,839
97
98
99
00
01

READY-MIXED CONCRETE SALES VOLUME

Thousands of m^3


6,776.9
7,996.9
8,756.1
9,595.8
9,115.4
97
98
99
00
01

NET SALES*


2,006.0
3,118.4
3,820.9
3,958.4
3,164.5
97
98
99
00
01

EBITDA*


881.5
1,245.3
1,873.2
2,180.9
1,785.5
97
98
99
00
01

NET PROFIT*


6.9
11.4
17.1
20.7
15.1
97
98
99
00
01

EBITDA/INTEREST PAID

** Millions of Pesos with purchasing power as of December 31, 2001.*




CONCRETOS
APASCO

FACING THE FUTURE

The current environment presents great challenges and opportunities. Apasco Group will face them with confidence, based on years of experience, achievements, and goals met, and with the commitment to continue creating value for its shareholders, clients, employees, and society as a whole.

FACING THE FUTURE

In the coming years, Apasco Group will continue to focus its efforts on achieving the following goals:

- To continue strengthening market preference.
- To generate greater, sustained profitability.
- *To further strengthen its financial position.*
- To continue training and developing its staff and employees.
- To increase productivity and efficiency.
- To strengthen its commitment to sustainable development.
- To consolidate its position in Central America.
- To continue promoting technological modernization in all its processes and activities.

Apasco is committed to meet its objectives, confident that the ability and experience of its team, coupled with the international support of Holcim Group, will allow it to continue being Mexico's preferred supplier.

BOARD OF DIRECTORS

CHAIRMAN
Emilio Carrillo Gamboa

DIRECTORS
Markus Akermann Good
Miguel S. Escobedo Fulda
Pierre A. Froidevaux Chavan
Wolf Kritzler Hahne
Rosendo R. Sainz-Trapaga Aja
Thomas Schmidheiny Scherrer
Claudio Terrein Decottignies

SECRETARY
Pablo J. Cervantes Conde

EXAMINER
Daniel del Barrio Burgos

ALTERNATE EXAMINER
Ernesto Gonzalez Davila *

**In the General Shareholders' Meeting that took place in April 2001, Ernesto Gonzalez Davila was designated Alternate Examiner, replacing Gilberto Nava Escobedo.*

CORPORATE OFFICERS



Luis Arturo Vazquez Casillas
VICE PRESIDENT READY-MIXED CONCRETE

Rodolfo Gallegos Duarte
VICE PRESIDENT HUMAN RESOURCES

Pierre A. Froidevaux Chavan
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Guillermo Garcia Anaya
VICE PRESIDENT SALES AND MARKETING CEMENT

Filiberto Ruiz Maroto
VICE PRESIDENT OPERATIONS CEMENT

Eduardo Kretschmer Castañeda
VICE PRESIDENT FINANCE AND ADMINISTRATION

From left to right

In July 2001, Jacques Bourgon Oseredczuk, former Vice President Operations Cement, was designated to cover other important functions at Holcim Group Support Ltd. We would like to thank Mr. Bourgon for his enthusiasm, dedication, and professionalism during more than 10 years at Apasco.

Filiberto Ruiz Maroto, with vast expertise and a successful track record at Apasco, who has also held important positions at Holcim (U.S.) Inc., assumed the position of Vice President Operations Cement.

FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000

EXPRESSED IN CURRENCY WITH PURCHASING POWER AS OF DECEMBER 31, 2001

Together with examiner's and auditors' report

EXAMINER'S REPORT

January 18, 2002

To the Shareholders of

Apasco, S.A. de C.V.,

In compliance with Article 166 of the Mexican Corporate Law and the bylaws of Apasco, S.A. de C.V., I submit my report and opinion regarding the accuracy, sufficiency and fairness of the financial information presented to you by the Board of Directors, concerning the Company's operations for the year ended December 31, 2001.

I have attended the shareholders' meetings and Board of Directors' meetings to which I have been invited, and I have obtained from the directors and management all the information relative to operations, documents and records that I deemed necessary. My audit was performed in accordance with auditing standards generally accepted in Mexico.

Also, I have reviewed the individual and consolidated balance sheets of the Company as of December 31, 2001, and the related statements of income, changes in shareholders' equity and changes in financial position for the year then ended, which are submitted for your information and approval. In submitting this report, I have also relied on the reports issued on such financial statements by Ruiz, Urquiza y Cia., S.C. (Arthur Andersen), independent auditors of the Company.

As a result of my review, I have the following comment:

As mentioned in Note 3 to the consolidated financial statements, beginning in 2001 the new Bulletin C-2, "Financial Instruments", went into effect, which establishes the methodology for the valuation and recording of financial instruments.

In my opinion, the accounting and reporting policies and criteria followed by the Company and considered by management to prepare and present the financial information are appropriate and sufficient and, except for the effect of the change mentioned in the preceding paragraph, were applied on a basis consistent with that of the preceding year; therefore, the financial information presented by management reflects accurately, fairly and sufficiently the financial position of Apasco, S.A. de C.V. as of December 31, 2001, and the results of its operations, the changes in its shareholders' equity and the changes in its financial position for the year then ended, in conformity with generally accepted accounting principles in Mexico.



CPC Daniel del Barrio B.
EXAMINER

AUDITORS' REPORT

Translation of financial statements originally issued in Spanish
(See Note 1 to the financial statements)

January 18, 2002

To the Shareholders of

Apasco, S.A. de C.V.,

We have audited the consolidated balance sheets of APASCO, S. A. DE C. V. AND SUBSIDIARIES (all Mexican corporations) as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that the audit be planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in conformity with the accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As mentioned in Note 3, beginning in 2001 the new Bulletin C-2 "Financial Instruments" went into effect, which establishes the methodology for valuing and recording financial instruments.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Apasco, S.A. de C.V. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations, the changes in their shareholders' equity and the changes in their financial position for the years then ended, in conformity with the accounting principles generally accepted in Mexico.

The accompanying financial statements have been translated into English for use outside of Mexico. These financial statements are presented on the basis of accounting principles generally accepted in Mexico. Certain accounting practices applied by the Company that conform with accounting principles generally accepted in Mexico may not conform with accounting principles generally accepted in the country of use.



CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2000

EXPRESSED IN CURRENCY WITH PURCHASING POWER AS OF DECEMBER 31, 2001

(Thousands of Mexican pesos)

ASSETS

	2001	2000
CURRENT ASSETS:		
Cash and marketable securities	$ 1,582,040	$ 1,013,978
Notes and accounts receivable, net	1,061,357	1,019,290
Inventories, net	590,147	563,665
Prepaid expenses	12,440	22,600
Total current assets	3,245,984	2,619,533
INVESTMENT IN SHARES OF ASSOCIATED COMPANIES	1,959,508	1,772,596
PROPERTY, PLANT AND EQUIPMENT, NET	11,412,224	11,175,515
INVESTMENT PROPERTIES, NET	141,181	134,195
OTHER ASSETS, NET	232,312	309,624
	$ 16,991,209	$ 16,011,463

The accompanying notes are an integral part of these consolidated balance sheets.

LIABILITIES AND SHAREHOLDERS' EQUITY

	2001	2000
CURRENT LIABILITIES:		
Current portion of long-term debt	$ 520,521	$ 628,531
Notes and accounts payable to suppliers	414,823	517,361
Accounts payable and accrued liabilities	378,651	405,959
Income taxes	202,717	129,627
Employee profit sharing	114,590	162,101
Total current liabilities	1,631,302	1,843,579
LONG-TERM DEBT	2,239,405	1,197,414
FINANCIAL INSTRUMENTS	12,564	–
DEFERRED INCOME TAX PAYMENT	105,811	73,556
DEFERRED INCOME TAXES	2,934,379	3,348,735
EMPLOYEE SEVERANCE BENEFITS	82,623	74,549
Total liabilities	7,006,084	6,537,833
SHAREHOLDERS' EQUITY:		
Capital stock	5,989,910	5,996,985
Additional paid-in capital	535,637	535,637
Reserve for repurchase of own shares	632,573	668,258
Retained earnings	6,011,319	8,824,331
Cumulative effect of deferred income taxes	–	(3,513,104)
Cumulative effect of restatement	(3,184,314)	(3,038,477)
Total shareholders' equity	9,985,125	9,473,630
	$ 16,991,209	$ 16,011,463

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

EXPRESSED IN CURRENCY WITH PURCHASING POWER AS OF DECEMBER 31, 2001

(Thousands of Mexican pesos, except earnings per share)

	2001	2000
NET SALES	$ 9,115,381	$ 9,595,754
COST OF SALES	5,097,464	4,841,623
Gross profit	4,017,917	4,754,131
OPERATING EXPENSES:		
Selling and administrative	853,438	795,713
Depreciation and amortization	751,358	773,721
	1,604,796	1,569,434
Operating income	2,413,121	3,184,697
COMPREHENSIVE FINANCING RESULT:		
Interest expense, net	(109,395)	(33,855)
Exchange gain (loss), net	43,232	(13,324)
Gain from monetary position	36,126	256,387
	(30,037)	209,208
OTHER INCOME (EXPENSES), NET	82,172	(14,455)
EQUITY IN NET INCOME FOR THE YEAR OF ASSOCIATED COMPANIES	25,850	3,466
Income before provisions	2,491,106	3,382,916
PROVISIONS FOR:		
Income taxes	590,623	1,033,392
Employee profit sharing	115,009	168,621
	705,632	1,202,013
Consolidated net income	$ 1,785,474	$ 2,180,903
Earnings per share	$ 7.24	$ 8.59
Weighted average number of shares	246,688,308	253,991,918

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

EXPRESSED IN CURRENCY WITH PURCHASING POWER AS OF DECEMBER 31, 2001

(Thousands of Mexican pesos)

	2001	2000
OPERATING:		
Results-		
Consolidated net income	$ 1,785,474	$ 2,180,903
Add (deduct)- Items which did not require (provide) cash-		
Depreciation and amortization	751,358	773,721
Equity in net income for the year of associated companies	(25,850)	(3,466)
Deferred income taxes	(262,467)	(118,819)
Net (increase) decrease in the reserve for employee severance benefits	(3,420)	3,784
Resources provided by results	2,245,095	2,836,123
Changes in working capital-		
(Increase) decrease in-		
Notes and accounts receivable	(42,067)	(55,402)
Inventories	(26,482)	2,205
Prepaid expenses	10,160	14,228
Increase (decrease) in-		
Notes and accounts payable to suppliers	(102,538)	99,786
Accounts payable and accrued liabilities	(27,308)	(16,848)
Income taxes	73,090	(214,425)
Employee profit sharing	(47,511)	12,178
	(162,656)	(158,278)
Resources provided by operating activities	2,082,439	2,677,845
FINANCING:		
Decrease in long-term debt in real terms	1,010,936	(282,782)
Effect of long-term debt variance in constant pesos	(76,955)	(188,941)
Financial instruments	12,564	–
Deferred income taxes	(151,889)	3,467,554
Deferred income tax payment	32,255	18,005
Dividends paid	(767,012)	(589,934)
Purchase of own shares	(361,130)	(483,309)
Decrease in shareholders' equity due to cumulative effect of deferred income taxes	–	(3,513,104)
Resources used in investing activities	(301,231)	(1,572,511)
INVESTING:		
Additions to property, plant and equipment, less net book value of retirements	(1,158,411)	(1,152,750)
Additions to investment property	(10,401)	–
Investment in shares of associated companies	(161,062)	(981,040)
Other assets	116,728	(46,339)
	(1,213,146)	(2,180,129)
Net increase (decrease) in cash and marketable securities	568,062	(1,074,795)
Cash and marketable securities at beginning of year	1,013,978	2,088,773
Cash and marketable securities at end of year	$ 1,582,040	$ 1,013,978

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

EXPRESSED IN CURRENCY WITH PURCHASING POWER AS OF DECEMBER 31, 2001

(Thousands of Mexican pesos)

	CAPITAL STOCK		ADDITIONAL PAID-IN CAPITAL
	HISTORICAL	RESTATEMENT	
BALANCES AS OF JANUARY 1, 1999	$ 222,765	$ 5,782,072	$ 535,637
Dividends paid	-	-	-
Increase in the reserve for repurchase of own shares	-	-	-
Purchase of own shares	(7,242)	(610)	-
Comprehensive income	-	-	-
BALANCES AS OF DECEMBER 31, 2000	215,523	5,781,462	535,637
Dividends paid	-	-	-
Increase in the reserve for repurchase of own shares	-	-	-
Transfer of cumulative effect of deferred income taxes	-	-	-
Purchase of own shares	(6,966)	(109)	-
Comprehensive income	-	-	-
BALANCES AS OF DECEMBER 31, 2001	$ 208,557	$ 5,781,353	$ 535,637

The accompanying notes are an integral part of these consolidated statements.

RESERVE FOR PURCHASE OF OWN SHARES	RETAINED EARNINGS	CUMULATIVE EFFECT FROM DEFERRED INCOME TAXES	CUMULATIVE EFFECT OF RESTATEMENT	TOTAL SHAREHOLDERS' EQUITY
$ 483,615	$ 7,893,462	$ (3,513,104)	$ (2,477,934)	$ 8,926,513
-	(589,934)	-	-	(589,934)
660,100	(660,100)	-	-	-
(475,457)	-	-	-	(483,309)
-	2,180,903	-	(560,543)	1,620,360
668,258	8,824,331	(3,513,104)	(3,038,477)	9,473,630
-	(767,012)	-	-	(767,012)
318,370	(318,370)	-	-	-
-	(3,513,104)	3,513,104	-	-
(354,055)	-	-	-	(361,130)
-	1,785,474	-	(145,837)	1,639,637
$ 632,573	$ 6,011,319	$ -	$ (3,184,314)	$ 9,985,125

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000

EXPRESSED IN CURRENCY WITH PURCHASING POWER AS OF DECEMBER 31, 2001

(Thousands of Mexican pesos)

1. Explanation added for translation into English:

The accompanying consolidated financial statements have been translated into English for use outside of Mexico. These financial statements are presented on the basis of accounting principles generally accepted in Mexico. Certain accounting practices applied by the Company that conform with accounting principles generally accepted in Mexico may not conform with accounting principles generally accepted in the country of use.

2. Activities and significant events of 2001:

The companies are engaged in the production and sale of cement, ready-mixed concrete, aggregates and other complementary products.

The significant events of 2001 are as follows:

- In 2000, the construction of a new production line of cement in the Ramos Arizpe, Coahuila plant, which will increase the installed capacity by approximately 1.2 million tons annually at an investment of approximately US$100 million was approved. This project has been carried out according to the costs and times planned and to date approximately 90% has been built.

- On November 16, the employees of the cement plant located in Macuspana, Tabasco went on strike, since a labor agreement was not reached between the Company and the union of the plant. The demand of cement in the zone has been covered by other plants. Therefore, the Company has not been affected. At January 18, 2002 the situation is still the same.

- The Board of Directors approved an increase in the investment in shares of associated companies in Holcemca, B.V. in the amount of US$24.3 million in cash. Derived from this increase and that of other shareholders, Holcemca, B.V. acquired 47.7% of the capital stock of Corporacion Incem, a cement company incorporated in Panama.

3. Significant accounting policies:

The accounting policies followed by the companies are in conformity with the accounting principles generally accepted in Mexico, which require that management make certain estimates and use certain assumptions to determine the valuation of some of the items included in the financial statements and make the required disclosures therein. While the estimates and assumptions used may differ from their final effect, management believes that they were adequate under the circumstances.

Changes in accounting policies-

(a) Financial instruments:

Mexican Bulletin C-2, "Financial Instruments", became effective in 2001. This bulletin establishes the methodology for the valuation and recording of financial instruments, requiring that the financial statements contracted be recorded as assets or liabilities, thus affecting the comprehensive financing result. At the beginning of the year, there was no cumulative effect from the valuation of financial instruments.

As a result of the adoption of this bulletin, financial cost of $12,564 was recognized (see Note 16).

(b) Investment properties:

Beginning in 2001, International Accounting Standard No. 40, "Investment Properties", went into effect, establishing the criteria for the valuation of properties whose objective is to generate revenues or gains or both. In conformity with Circular 55 issued by the Mexican Institute of Public Accountants, the valuation method applicable in Mexico is the cost method, which establishes that such properties should be valued at their acquisition and/or construction cost and should be restated using the National Consumer Price Index (NCPI), less their accumulated depreciation. At the beginning of the year, there was no cumulative effect from the valuation of investment properties.

At December 31, 2001 and 2000, the net restated value of these investments is shown separately in the balance sheet under noncurrent assets and their fair value is shown in Note 9.

Recognition of the effects of inflation in the financial information-
The companies restate their financial statements in terms of the purchasing power of the Mexican peso as of the end of the latest period, thereby comprehensively recognizing the effects of inflation. Consequently, all financial statement amounts are comparable, both for the current and the prior year, since all are stated in terms of Mexican pesos of the same purchasing power. Accordingly, the financial statements of the prior year have been restated in terms of the purchasing power of the Mexican peso as of December 31, 2001 and the amounts presented herein differ from those originally reported.

Basis of consolidation-
The accompanying consolidated financial statements include the financial statements of Apasco, S.A. de C.V. and its subsidiaries over which it has shareholding and administrative control. All significant intercompany balances and transactions have been eliminated in consolidation.

The following are the subsidiaries in which the Company has a 99.99% shareholding interest:

Cementos Apasco, S.A. de C.V.
Concretos Apasco, S.A. de C.V.
Cementos Veracruz, S.A. de C.V.
Cementos de Acapulco, S.A. de C.V.
Cal Hidratada Veracruzana, S.A. de C.V.
Comindumex, S.A. de C.V.
Gravasa, S.A. de C.V.
Bienes Raices Ojo de Agua, S.A. de C.V.
Ecoltec, S.A. de C.V.
Desarrollos y Proyectos el Aromo, S.A. de C.V.

Marketable securities-
Marketable securities are primarily short-term deposits in U.S. dollars and Government and bank securities valued at market (cost plus accrued interest).

Inventories and cost of sales-
Inventories of finished products and raw materials are valued at average costs and, due to their high turnover, are restated at the latest purchase or production costs, without exceeding their realizable value. Restated cost of sales for each month is determined based on the specific production cost for each month, which is restated through year-end with a factor derived from the NCPI.

Inventories of spare parts and parts are restated at replacement cost through price indexes, latest purchase costs and quotations. Cost of sales is restated at replacement cost based on the increase in the value of inventories of spare parts and parts consumed during the year.

Investment in shares of associated companies-
The investment in shares of associated companies is represented by the investment of 44.14% of the shares of Holcemca, B.V., company incorporated in Holland and holding company of cement companies in Central America. The following are the associated companies in which Holcemca, B.V. has a shareholding interest:

Cementos del Norte, Honduras
Cemento de El Salvador, El Salvador
Corporacion Incsa, Costa Rica
Nicacem-Cemenic, Nicaragua
Cementos Progreso, Guatemala
Corporacion Incem, Panama

The Company recognizes the investment in Holcemca, B.V. under the equity method as a foreign entity, since the operations of its associated companies are independent from the Company's operations both financially and operationally. Therefore, their financial statements are adjusted for the inflation of the country in which they operate and are translated at the exchange rate effective at year-end. Translation effects for 2001 and 2000 were $43,371 and $5,203, respectively, and are included in the cumulative effect of restatement under shareholders' equity.

Property, plant and equipment-
Property, plant and equipment are originally recorded at acquisition and/or construction cost and are restated using a factor derived from the NCPI. Machinery and equipment of foreign origin are restated based on a factor derived from the inflation of the country of origin and the devaluation of the Mexican peso against the currency of the country of origin.

Depreciation of fixed assets is computed using the straight-line method, based on restated values and applying depreciation rates in accordance with the estimated useful lives of the assets, considering the actual capacity used each year.

Investment properties-
Investment properties correspond to land, buildings and installations whose objective is to generate revenues, obtain gains or both. They are originally recorded at acquisition and/or construction cost and are restated using a factor derived from the NCPI. Depreciation is calculated on restated values using the straight-line method and applying rates corresponding to the estimated economic useful life of buildings and installations.

Other assets-
Other assets include preoperating expenses, goodwill and expenses incurred on the placement of debt, which are amortized using the straight-line method over periods ranging between from five to twenty years, according to the nature of the assets.

Income taxes and employee profit sharing-
The Company recognizes by means of the liability method the future effects of income taxes related to the cumulative specific temporary differences between book and tax assets and liabilities at the date of the balance sheet as a long-term asset or liability. Employee profit sharing is calculated considering temporary differences during the year, which presumably will generate a liability or benefit that will materialize in the short term. In 2001 and 2000 there have been no items with these characteristics for employee profit sharing purposes.

Employee severance benefits-
Under Mexican Labor Law, the companies are liable for seniority premiums to employees with 15 or more years of service. Also, according to a collective contract, they are liable for seniority premiums to employees who separate voluntarily under certain circumstances.

The Company established a pension plan for employees, indicating 65 years as the retirement age with 10 years of service or early retirement at the age of 60 with 10 years of service, upon prior authorization from the plan's Administrative Committee. The plan is financed through annual contributions made to a trust fund.

The companies´ record the liabilities from seniority premiums, pensions and retirement payments as accrued using actuarial calculations based on the projected unit credit method and real interest rates. Indemnity payments are charged to results in the period in which they are made.

Accordingly, the liability is being accrued, which at present value will cover the obligation from benefits projected to the estimated retirement date of the Company's employees.

Cumulative effect of restatement-
The restatement of shareholders' capital contributions, retained earnings, additional paid-in capital, reserve for the repurchase of shares and the cumulative effect of deferred income taxes is determined using a factor derived from the NCPI as of the date contributions were made, earnings were retained or movements in shareholders' equity accounts were approved. In addition, they are equivalent to the amount necessary to maintain shareholders' equity in terms of its original purchasing power.

The cumulative effect of restatement is comprised mainly of the gain or loss resulting from holding nonmonetary assets, which represents the change in the specific price level of these assets as compared to the change in the NCPI.

Revenue recognition-
Revenues are recognized when the products are shipped or delivered to the client and the client assumes responsibility for the products.

Revenues and expenses-
Revenues and expenses that are associated with a monetary item are restated from the month in which they arise through year-end, based on factors derived from the NCPI. Revenues and expenses associated with nonmonetary items are restated as a function of the asset being consumed or sold.

Comprehensive financing result-
The comprehensive financing result includes all financial revenues and expenses, such as interest income and expense, exchange gain or loss and gain or loss from monetary position as they occur or accrue.

Transactions in foreign currency are recorded at the exchange rate as of the date of the transaction. Assets and liabilities in foreign currency are adjusted to the exchange rate as of year-end.

The gain or loss from monetary position, which represents the erosion of the purchasing power of monetary items caused by inflation, is determined by applying to net monetary assets or liabilities at the beginning of each month the inflation factor derived from the NCPI, and is restated through year-end with the corresponding factor.

The Company follows the practice of capitalizing the integral financing costs on debt incurred during the construction period used to finance the construction of property, plant and equipment. Capitalized amounts will be amortized over the depreciation period of the corresponding assets. In 2001 and 2000 there has been no integral cost of financing that is capitalizable to projects-in-progress, since the exchange effect and the effect from the gain or loss from monetary position have compensated interest attributable to such projects.

Earnings per share-
Earnings per share are calculated by dividing consolidated net income by the weighted average number of shares outstanding each year.

Comprehensive income-
Comprehensive income is comprised of the net income plus any gains or losses that according to specific regulations are presented directly in shareholders' equity, such as the cumulative effect of restatement.

Financial instruments-
Bulletin C-2, "Financial Instruments", requires that the effects of financial instruments contracted be recorded as assets or liabilities. The financial instruments that have been designated and that function effectively as hedging against the effects of certain risks or other financial instruments, will affect the assets or liabilities or transactions or corresponding risks when they occur. The majority of financial instruments contracted for these purposes are valued at market and affect the integral cost of financing in each accounting period. Financial instruments issued to finance the Company's operations are maintained at their nominal value, recording the corresponding interest separately.

4. Reclassification of prior year financial statements:

Certain amounts in the financial statements at December 31, 2000 have been reclassified in order to conform to the presentation of the financial statements at December 31, 2001.

5. Foreign currency position and transactions:

At December 31, 2001, foreign currency denominated assets and liabilities were valued at the exchange rate of $9.1695 per US dollar.

At December 31, 2001 and 2000, the Company's foreign currency denominated assets and liabilities were as follows:

	2001		2000
	Thousands of Mexican Pesos	Thousands of U.S. Dollars	Thousands of U.S. Dollars
Assets-			
Current	$ 1,200,158	130,885	60,504
Long-term	13,072	1,426	1,932
	1,213,230	132,311	62,436
Liabilities-			
Current	782,355	85,321	73,819
Long-term	2,251,969	245,593	119,351
	3,034,324	330,914	193,170
Net foreign currency denominated liabilities	$ 1,821,094	198,603	130,734

The Company's most significant transactions in foreign currency were as follows:

	Thousands of U.S. Dollars	
	2001	2000
Sales	388	3,190
Services	225	–
	613	3,190
Disbursements-		
Purchases of raw materials and cement	7,921	1,210
Purchases of fixed assets and projects	41,396	33,045
Consulting services	13,594	9,711
Interest	17,727	12,510
Fees	4,600	5,626
Rents	35,632	23,164
Other	4,584	9,424
	125,454	94,690
Net	(124,841)	(91,500)

As of January 18, 2002, the unaudited foreign currency position is similar to that as of year-end and the official exchange rate is $9.1255 Mexican pesos per U.S. dollar.

6. Notes and accounts receivable:

	2001	2000
Trade	$ 1,108,501	$ 1,037,435
Allowance for doubtful accounts	(94,316)	(98,599)
	1,014,185	938,836
Other accounts receivable	47,172	80,454
	$ 1,061,357	$ 1,019,290

7. Inventories:

	2001	2000
Finished goods	$ 152,048	$ 157,051
Raw materials	126,297	145,993
Spare parts and parts	271,972	245,176
Advances to suppliers	55,763	29,716
	606,080	577,936
Reserve for obsolete and slow-moving inventories	(15,933)	(14,271)
	$ 590,147	$ 563,665

8. Property, plant and equipment:

	2001	2000
Land and mineral deposits	$ 971,698	$ 832,108
Buildings and installations	4,582,250	4,502,822
Machinery and equipment	11,305,768	11,327,500
Transportation equipment	1,541,921	1,514,890
Furniture and fixtures	291,431	364,561
Construction-in-progress and equipment-in-transit	1,261,582	647,293
	19,954,650	19,189,174
Accumulated depreciation	(8,542,426)	(8,013,659)
	$ 11,412,224	$ 11,175,515

Additions to property, plant and equipment at historical cost in 2001 and 2000 amounted to $1,209,442 and $1,117,839, respectively.

Average annual depreciation rates are as follows:

	2001	2000
Buildings and installations	2.5%	2.5%
Machinery and equipment	3.6%	3.6%
Transportation equipment	4.5%	4.8%
Furniture and fixtures	12.2%	11.1%

9. Investment properties:

	2001	2000
Land	$ 54,760	$ 42,685
Buildings and installations	132,227	134,039
	186,987	176,724
Accumulated depreciation	(45,806)	(42,529)
	$ 141,181	$ 134,195

In 2001, additions to investment properties at historical value amounted to $10,401. In 2001 and 2000, the annual average depreciation rate for buildings and installations was 2.9%. At December 31, 2001, the fair value of investment properties is approximately $155,000.

10. Other assets:

	2001	2000
Pre-operating expenses	$ 355,028	$ 324,465
Goodwill	71,533	117,313
Expenses and commissions incurred on debt contracted	95,306	54,715
Notes receivable	13,090	18,509
Stock option plan	11,850	18,006
Intangible asset arising from employee benefits	21,637	10,143
Other	2,368	132,895
	570,812	676,046
Accumulated amortization	(338,500)	(366,422)
	$ 232,312	$ 309,624

11. Tax environment:

Income and asset tax regulations-

The Company is subject to income taxes and asset taxes. Income taxes are computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values and the deduction of purchases in place of cost of sales, which permit the deduction of current costs, and the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the gain or loss from monetary position. Until 2001 the income tax rate was 35%, with the obligation to pay this tax each year at a rate of 30%, with the remainder payable upon distribution of earnings. This remainder is recorded as a short- or long-term liability, depending on the dividends policy.

As of 2002, the option to defer a portion of the income tax payment until dividends were distributed is eliminated. The income tax rates will be 35% in 2002, 34% in 2003, 33% in 2004 and 32% beginning in 2005.

Asset taxes are computed at an annual rate of 1.8% on the net average of the majority of restated assets less certain liabilities, and the tax is paid only to the extent that it exceeds the income taxes of the period. Any required payment of asset taxes is creditable against the excess of income taxes over asset taxes of the preceding three and following ten years.

Basis for the determination of taxable income-

The Company is authorized to file consolidated income and asset tax returns.

The principal items that affect the Company's taxable income in a manner different from that of book income were those related to restated tax depreciation instead of book depreciation and the effect of purchases and cost of sales.

The calculation for employee profit sharing purposes does not include the inflationary component or unrealized exchange gains or losses and considers tax depreciation on historical values, rather than on restated values. Employee profit sharing is determined based on the individual results of each company.

Provisions for income taxes-

The provision for income taxes is as follows:

	2001	2000
Income taxes	$ 853,090	$ 1,152,211
Deferred income taxes	(19,050)	(118,819)
Benefit derived from the decrease in deferred income tax rates	(243,417)	–
	$ 590,623	$ 1,033,392

Deferred effect-

At December 31, 2000 the deferred income tax was as follows:

	2001	2000
Property, plant, equipment and other assets	$ 2,846,800	$ 3,190,680
Inventories	198,193	204,948
Reserves and other	(132,720)	(102,489)
Cumulative effect from special items in tax consolidation	22,106	55,596
	$ 2,934,379	$ 3,348,735

12. Long-term debt:

At December 31, 2001 and 2000 long-term debt was as follows:

			2001		2000
	Interest Rate	Maturity	Thousands of Mexican Pesos	Thousands of U.S. Dollars	Thousands of U.S. Dollars
Dresdner Bank Luxembourg, S.A.	Several	2006	$ 1,311,238	143,000	–
Citibank, N. A.	LIBOR + 1.0	2003	550,170	60,000	100,000
International Finance Corporation	9%	2007	495,153	54,000	63,000
International Finance Corporation	LIBOR + 2.1	2001	–	–	5,000
Bayerische Hypo-Und Vereinsbank Aktiengesellschaft	LIBOR + 0.6	2010	354,293	38,638	–
Deutsche Investitions und Entwicklungsgesellschaft Mbh	11.2% and LIBOR + 2.9	2002	25,038	2,730	6,063
Nederlandse Financierings Maatschappij Voor Ontwikkelingslanden N.V.	11.2% and 9.5%	2001 and 2003	14,121	1,540	3,730
EXIMBANK	LIBOR +0.5 and LIBOR +0.62	2001 and 2002	5,720	624	2,835
Kreditansalt Für Wiederaufbau	LIBOR + 0.65	2002	4,193	457	1,372
			2,759,926	300,989	182,000
Less- Current portion			520,521	56,766	62,649
			$ 2,239,405	244,223	119,351

In order to finance the expansion program mentioned in Note 2, on December 21, 2000 a credit line was contracted with Bayerische Hypo-Und Vereinsbank Aktiengesellschaft of Germany in the amount of US$38.6 million with annual payments up to 2010 interest will be paid semi-annually at LIBOR plus 0.6. Draws on such credit line were made in 2001.

In May 2001, the Company contracted a syndicated loan in the amount of US$143 million with Dresdner Bank Luxembourg, S.A., without a specific guarantee, maturing in 2006. Principal will be paid semiannually beginning in 2004, bearing interest at LIBOR + 0.85 during the first 3 years, LIBOR + 1 in the fourth year and LIBOR + 1.15 in the fifth year.

In general, current loans establish restrictions and obligations that are very similar for the Company and which at December 31, 2001 have been complied with. The most significant restrictions and obligations are as follows:

- Specific limitations on the payment of dividends, that are conditioned by the compliance with certain financial ratios and the level of indebtedness.

- Compliance with specific financial ratios.

- Not disposing of or pledging of assets.

- Limits fixed asset investments to the amounts established in the agreements.

13. Employee severance benefits:

The employee benefit obligation relates to the pension plan and seniority premiums due upon retirement. The amount resulting from the actuarial calculations prepared by external actuaries was based on the projected unit credit method, one part of it is recognized as a liability on the books and the other is being funded as follows:

	2001	2000
Projected benefit obligation (PBO)	$ 184,608	$ 145,700
Fund	(63,043)	(51,336)
	121,565	94,364
Transition liability to be amortized	17,040	17,890
Past service cost to be amortized	38,143	–
Variances in assumptions to be amortized	5,396	12,068
Net projected liability	60,986	64,406
Additional liability	21,637	10,143
Net book liability	$ 82,623	$ 74,549

At December 2001 and 2000, the amount accrued without considering plan assets is less than the obligation for present services (ABO) (equivalent to PBO without projecting the salaries to the date of retirement) by $21,637 and $10,143, respectively, for which reason an additional liability and an intangible asset for these amounts were created. The obligations from benefits acquired at December 31, 2001 amount to $17,698.

The cost of employee benefits for each year is as follows:

	2001	2000
Service costs	$ 12,579	$ 11,915
Amortization of transition liability	1,023	1,012
Interest cost	6,487	6,177
Amortization of variances in assumptions	148	(1,361)
	20,237	17,743
Actual (return) loss on plan assets	(2,917)	565
Net cost for the period	$ 17,320	$ 18,308

The rates used in the actuarial projections for 2001 and 2000 are as follows:

	2001	2000
Investment return rate	6.0%	6.5%
Discount rate	4.5%	4.5%
Salary increase rate	1.5%	1.5%

The changes in the net liability were as follows:

	2001	2000
Beginning balance	$ 64,406	$ 60,621
Provision for the year	17,320	18,308
Payments	(7,434)	(878)
Contributions to the fund	(13,306)	(13,645)
Ending balance	$ 60,986	$ 64,406

The changes in the fund were as follows:

	2001	2000
Beginning balance	$ 51,336	$ 39,009
Contributions	13,306	13,645
Actual return on fund assets	2,917	(565)
Payments	(4,516)	(753)
Ending balance	$ 63,043	$ 51,336

The amortization period for unamortized items ranges from 6 to 34 years.

14. Shareholders' equity:

During a General Ordinary Shareholders' Meeting held on April 25, 2001, the shareholders approved the payment of a cash dividend of $746,670 ($3 Mexican pesos per outstanding share) from the net consolidated reinvested after-tax income account (UFINER), whose restated value amounts to $767,012. Also, the cumulative effect of deferred income taxes was transferred to retained earnings in the amount of $3,513,104.

During a General Ordinary Shareholders' Meeting held on April 24, 1997, the shareholders approved to create, from retained earnings, a reserve for the repurchase of the Company's own shares, which has been increased annually. If these shares are not placed in the market again within one year, the corresponding capital stock is cancelled.

During General Ordinary Shareholders' Meetings held on April 25, 2001 and April 12, 2000, the shareholders approved an increase in the reserve for the repurchase of own shares of $310,000 and $600,000 at historical value, respectively, whose restated value is $318,370 and $660,100, to acquire up to 12,450,000 and 12,767,200 shares in 2001 and 2000, respectively. In 2001 and 2000, 8,080,000 and 8,400,000 shares were repurchased in the amounts of $355,227 and $445,587 (at historical value), whose restated value is $361,130 and $483,309, respectively, and 6,454,000 and 8,225,000 shares were cancelled, respectively.

At December 31, 2001, capital stock consists of 241,920,000 "Unique" Series ordinary outstanding shares with no par value, corresponding to the subscribed and paid capital stock at historical value in the amount of $208,557. The minimum fixed capital at that date is $40,000 at historical value represented by 165,716,299 outstanding shares. Variable capital at that date is represented by 76,203,701 outstanding shares. In addition, at December 31, 2001, there are 6,970,000 treasury shares.

At December 31, 2001, the Company's legal reserve, whose historical value amounts to $94,169, may not be distributed to shareholders during the existence of the Company, except in the form of a stock dividend.

As of 2002, the withholding tax on dividends is eliminated. In addition, if earnings for which no corporate tax has been paid are distributed, the tax must be paid upon distribution of the dividends.

Capital reductions will be subject to taxes on the excess of the reduction over the price-level adjusted paid-in capital, in accordance with the formula prescribed by the Income Tax Law.

15. Commitments:

As mentioned in Note 2, the Company has an expansion program in the total amount of approximately US$100 million, of which at December 31, 2001, approximately US$90.3 million have been incurred. Also, there are several commitments contracted for the acquisition of several pieces of equipment in the amount of approximately US$7.7 million. Financing has been obtained from suppliers and a credit line contracted on December 21, 2000 with Bayerische Hypo-Und Vereinsbank Aktiengesellschaft of Germany amounting to US$38.6 million (see Note 12).

16. Financial Instruments:

On May 11, 2001, the Company entered into an interest rate swap agreement with Wachovia Bank, N.A. with the purpose of managing the risk of the interest rate on the US$30 million syndicated loan granted by Dresdner Bank Luxembourg, S.A. (see Note 12).

The amounts the Company will pay are calculated based on a fixed interest rate and the amounts it receives are calculated based on a variable interest rate. The fair value of interest rate swaps is estimated based on quoted market price to terminate the related contracts at the reporting date. The Company does not foresee the cancellation of this contract and expects it to expire as originally contracted. Since this contract represents effective hedging that allows determining the interest rate, the Company records the corresponding accrued effect in the integral cost of financing.

At December 31, 2001, the fair value of the swap originated financial cost of $12,564.





APASCO GROUP TODAY

Apasco Group is an organization dedicated to the production and marketing of cement, ready-mixed concrete and other related products and services.

CEMENT ACTIVITY



1 Tecoman Plant
State of Colima

Annual Installed Capacity
2.5 million metric tons



4 Ramos Arizpe Plant
State of Coahuila

Annual Installed Capacity
1.3 million metric tons



2 Orizaba Plant
State of Veracruz

Annual Installed Capacity
1.8 million metric tons



5 Macuspana Plant
State of Tabasco

Annual Installed Capacity
1.0 million metric tons



3 Apaxco Plant
State of Mexico

Annual Installed Capacity
1.8 million metric tons



6 Acapulco Plant
State of Guerrero

Annual Installed Capacity
0.5 million metric tons


4
3
2
1
6
5

Total installed capacity of 8.9 million tons of cement per annum in 6 production plants, strategically located throughout the nation.

Central Offices

Campos Eliseos 345
Col. Chapultepec Polanco
Mexico, D.F., C.P. 11560
Phone (52 55) 5724 0000

Regional Offices

Central Region

Campos Eliseos 345
Col. Chapultepec Polanco
Mexico , D.F., C.P. 11560
Phone (52 55) 5724 0000

Southeast Region

Carretera Veracruz-Jalapa km.422.5
Col. El Jobo
Veracruz,Veracruz, C.P. 91948
Phone (52 229) 989 0900

Northern Region

Av. Lazaro Cardenas 2321 Poniente
Col. Residencial San Agustin
San Pedro Garza Garcia, Nuevo Leon C.P. 66260
Phone (52 81) 8318 3200

Western Region

Av. Francisco de Quevedo 117
Col. Americana
Guadalajara, Jalisco, C.P. 44160
Phone (52 33) 3679 6400

Information for media:

Gustavo Gastelum Gomez
Public Relations and External Communications Director
ggastel@apasco.com.mx

Information for investors:

Guillermo Cortina Donde
Treasury and Financial Planning Director
ir@apasco.com.mx

If you would like to view or download a digital version of this report, or if you need any information about Apasco Group, visit our website at: **www.apasco.com.mx**

PRESENCE IN CENTRAL AMERICA



① **Cementos del Norte**
Honduras

Annual Installed Capacity
0.7 million metric tons



② **Cemento de El Salvador**
El Salvador

Annual Installed Capacity
1.9 million metric tons



③ **Nicacem-Cemenic**
Nicaragua

Annual Installed Capacity
0.5 million metric tons



④ **Corporacion Incsa**
Costa Rica

Annual Installed Capacity
0.8 million metric tons



⑤ **Cementos Progreso**
Guatemala

Annual Installed Capacity
3.0 million metric tons



⑥ **Corporacion Incem**
Panama

Annual Installed Capacity
0.8 million metric tons


1
5
2
3
4
6

READY-MIXED CONCRETE AND OTHER RELATED ACTIVITIES



Concrete Technological Center which provides technical support for customers



2 Maritime terminals for exports in Manzanillo and Veracruz



More than 90 Ready-mixed concrete production plants



5 Aggregate plants (gravel and sand) in the center and western part of Mexico



More than 25 Cement Distribution Centers




COTIZA EN
BOLSA MEXICANA DE VALORES

APASCO

www.apasco.com.mx


APASCO